KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

29 December, 2003



Re Rule 12 g3-2(b) submission by KCI Konecranes Plc



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 29 December, 2003.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager



dlw 1/20

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 
29 December, 2003 1.30 p.m.

THE PENSION INSURANCE COMPANY ILMARINEN LTD'S SHAREHOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

On December 29, 2003 The Pension Insurance Company Ilmarinen informed KCI Konecranes Plc that the holding of shares by Ilmarinen in KCI Konecranes Plc has fallen below 5 % of the paid up share capital and the voting rights of the Company.

After the transactions made on December 19, 2003, Ilmarinen owns a total of 711,400 shares, which corresponds to 4.97 percent of the paid up share capital and to 4.97 percent of the voting rights of the Company.

Previously, on 6 November, 2002 Ilmarinen informed that its holding of shares and voting rights in KCI Konecranes Plc amounted to 5,04 %.

KCI Konecranes has only one class of shares. The share capital is 28,617,260 EUR and the total number of shares is 14,308,630. Each share is entitled to one vote.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Franciska Janzon, Investor Relations Manager
Tel. +358-20 427 2043

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